Manuel G. Rivera Senior Counsel

666 Fifth Avenue, 31st Floor • New York, New York  10103-3198

mgrivera@fulbright.com • Direct: 212 318 3296 • Main: 212 318 3000 • Facsimile: 212 318 3400

April 15, 2013

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  Mara L. Ransom, Assistant Director

Re:                             Fairway Group Holdings Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 12, 2013
File No. 333-184063

Ladies and Gentlemen:

On behalf of Fairway Group Holdings Corp. (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in your letter dated April 15, 2013, in connection with Amendment No. 3 to the Company’s Registration Statement on Form S-1 for the proposed initial public offering of its Class A common stock (the “Registration Statement”), filed with the Commission on April 12, 2013.  For convenience of reference, we have recited the Staff’s comments in bold face type and have followed each comment with the Company’s response.  Page references included in the Company’s responses are to those contained in Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”), which is being filed with the Commission on EDGAR along with this letter.  Hard copies of Amendment No. 4, including copies marked against the April 12, 2013 filing of the Registration Statement, are being hand-delivered to the Staff.

Recent Developments, page 5

1.             We note your response to comment 1 in our letter dated April 11, 2013 and that you have not expanded your disclosure to provide appropriate narrative disclosure to put expected net sales and comparable store sales growth amounts for the quarter ended March 31, 2013 in context. Please provide disclosure under this section heading that the “Company expects net losses to continue through the end of fiscal 2014 . . . and that its results for the fourth quarter of fiscal 2013 will be impacted by the closure of the Company’s Red Hook Store during the first

AUSTIN • BEIJING • DALLAS • DENVER • DUBAI • HONG KONG • HOUSTON • LONDON • LOS ANGELES • MINNEAPOLIS
MUNICH • NEW YORK • PITTSBURGH-SOUTHPOINTE • RIYADH • SAN ANTONIO • ST. LOUIS • WASHINGTON DC

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two months of the fourth fiscal quarter” or include a cross reference to this disclosure on page 22 and 25. In addition, please state that your presentation in this section of one financial measure among many provides an incomplete picture of your results of operation and financial condition.

Response:  The Company has updated the Recent Developments section in accordance with the Staff’s request.  See page 6.

Executive Compensation, page 119

2.             Please revise your narrative disclosure to the Summary Compensation Table to reflect 2013 compensation. Please disclose in a footnote to your Summary Compensation Table the date 2013 bonuses will be determined, any formula or criteria that will be used and any other pertinent information per Regulation S-K Compliance and Disclosure Question 217.11.

Response:  The Company has updated the narrative and footnote disclosure to the Summary Compensation Table in accordance with the Staff’s request.  See pages 119 to 120.

Principal and Selling Stockholders, page 131

3.             Please identify the natural persons who have or share voting or investment power for all entities listed in this table. Refer by analogy to Regulation S-K Compliance and Disclosure Question 240.04.

Response:  The Company has updated the principal and selling stockholders table in accordance with the Staff’s request.  See pages 132 to 133.

* * *

We thank you for your prompt attention to this submission.  If you have any questions or comments concerning this submission, please do not hesitate to call or e-mail Roy Goldman at (212) 318-3219 (e-mail:  rgoldman@fulbright.com) or Manny Rivera at (212) 318-3296 (e-mail:  mgrivera@fulbright.com).

Very truly yours,

/s/ Manuel G. Rivera

Manuel G. Rivera

cc:                                Sondra Snyder, U.S. Securities and Exchange Commission
Jennifer Thompson, U.S. Securities and Exchange Commission
Jacqueline Kaufman, U.S. Securities and Exchange Commission
Lilyanna Peyser, U.S. Securities and Exchange Commission
Herbert Ruetsch, Fairway Group Holdings Corp.
William E. Sanford, Fairway Group Holdings Corp.
Edward C. Arditte, Fairway Group Holdings Corp.
Nathalie Augustin, Esq., Fairway Group Holdings Corp.
Linda M. Siluk, Fairway Group Holdings Corp.
Robert Evans III, Shearman & Sterling LLP
Paul Jacobs, Esq., Fulbright & Jaworski L.L.P.
Roy L. Goldman, Esq., Fulbright & Jaworski L.L.P.